Exhibit 99.35

PyroGenesis Canada Inc.

Condensed

Interim Financial Statements

Three and the six months ended June 30, 2020 and 2019

(Unaudited)

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements for the period ended June 30, 2020

PyroGenesis Canada Inc.

Condensed Interim Statements of Financial Position

(unaudited)

	June 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	1,567,777	34,431
Accounts receivable [note 5]	367,169	210,540
Costs and profits in excess of billings on uncompleted contracts and projects [note 6]	205,985	122,980
Investment tax credits and government wage subsidy [note 7]	875,757	709,395
Deposits	456,117	150,322
Prepaid expenses	45,555	96,886
Total current assets	3,518,360	1,324,554
Non-current assets
Inventories	19,313	10,068
Deposits	181,870	178,105
Strategic investments [note 8]	7,472,309	1,609,354
Property and equipment [note 9]	2,148,785	1,977,481
Right of use Assets	3,565,199	3,742,769
Intangible assets	907,410	736,898
Total assets	17,813,246	9,579,229
Liabilities
Current liabilities
Accounts payable and accrued liabilities [note 10]	4,116,398	4,913,155
Billings in excess of costs and profits on uncompleted contracts [note 11]	5,570,612	3,084,657
Term loans [note 12]	332,137	496,000
Promissory notes payable to the controlling shareholder and CEO	-	284,956
Current portion of lease liabilities	146,014	139,529
Convertible debentures [note 13]	816,569	2,898,358
Total current liabilities	10,981,730	11,816,655
Non-current liabilities
Long-term debt	-	-
Lease Liabilities	3,770,740	3,845,497
Convertible debentures	-	-
Total liabilities	14,752,470	15,662,152
Shareholders’ deficiency [note 14]
Common shares and warrants	53,839,058	47,073,243
Contributed surplus	6,427,978	6,679,730
Equity portion of convertible debentures [note 13]	98,422	401,760
Deficit	(57,304,682)	(60,237,656)
Total shareholders’ equity (deficiency)	3,060,776	(6,082,923)
Total liabilities and shareholders’ deficiency	17,813,246	9,579,229

Going concern disclosure, related party transactions, contingent liabilities, subsequent events [notes 1(b), 19, 21, 24] Approved on behalf of the Board:

[Signed by P. Peter Pascali] P. Peter Pascali	[Signed by Michael Blank] Michael Blank

PyroGenesis Canada Inc.

Condensed interim Statements of Comprehensive Income (Loss)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues [note 4]	2,128,454	913,769	2,847,362	1,650,212
Cost of sales and services [note 16]	861,862	728,420	1,313,356	1,388,191
Gross Profit	1,266,592	185,349	1,534,006	262,021
Expenses (income)
Selling, general and administrative [note 16]	1,664,976	1,611,363	2,941,566	2,925,882
Research and development	(3,867)	212,645	19,221	308,420
Net finance costs [note 17]	276,928	275,419	509,665	526,916
	1,938,037	2,099,427	3,470,452	3,761,218

Net loss from operations	(671,445)	(1,914,078)	(1,936,446)	(3,499,197)

Changes in fair market value of strategic investments	5,899,465	(339,312)	5,407,441	366,883
Net comprehensive income (loss)	5,228,020	(2,253,390)	3,470,995	(3,132,314)
Earnings (loss) per share [note 18]
Basic	0.04	(0.02)	0.02	(0.02)
Diluted	0.03	(0.02)	0.02	(0.02)

The accompanying notes form an integral part of the condensed interim financial statements.

PyroGenesis Canada Inc.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficiency)

(unaudited)

	Number of Class A common shares	Class A common shares and warrants	Contributed Surplus	Equity portion of convertible debentures	Deficit	Total
		$	$	$	$	$
Balance - December 31, 2019	141,303,451	47,073,243	6,679,730,	401,760	(60,237,656)	(6,082,923)
Shares issued upon exercise of stock options	1,728,000	975,035	(387,035)	-		588,000
Shares issued upon exercise of share purchase warrants	4,030,300	3,160,669	-	-	-	3,160,669
Conversion of debentures into shares	3,369,375	3,056,481	-	(360,981)	-	2,695,500
Shares purchased for cancellation	(1,285,000)	(426,370)	-	-	(538,021)	(964,391)
Equity component of convertible debentures [note 17]	-	-	40,779	(40,779)	-	-
Share-based payments	-	-	94,504	-	-	94,504
Equity component of convertible debentures issued	-	-	-	98,422	-	98,422
Net income and comprehensive income	-	-	-	-	3,470,995	3,470,995
Balance – June 30, 2020	149,146,126	53,839,058	6,427,978	98,422	(57,304,682)	3,060,776

Balance - December 31, 2018	133,501,050	42,863,456	6,795,274	401,760	(51,066,540)	(1,006,050)

Cash received on private placement, net of issuance costs	6,118,400	3,465,477	-	-	-	3,465,477
Share-based payments	-	-	62,068	-	-	62,068
Below market element of short-term promissory notes	-	-	12,567	-	-	12,567
Net loss and comprehensive loss	-	-	-	-	(3,132,314)	(3,132,314)
Balance – June 30, 2019	139,619,450	46,328,933	6,869,909	401,760	(54,198,854)	(598,252)

The accompanying notes form an integral part of the condensed interim financial statements.

PyroGenesis Canada Inc.

Condensed Interim Statements of Cash Flows

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows provided by (used in)
Operating activities
Net income loss	5,228,019	(2,253,390)	3,470,992	(3,132,314)
Adjustments for:
Share-based payments	23,637	27,584	94,504	62,068
Depreciation on property and equipment	10,057	48,984	20,113	100,843
Depreciation of right-of-use assets	88,205	109,376	177,570	215,338
Amortization of intangibles assets	6,813	4,779	13,626	9,557
Finance costs	276,929	275,419	509,665	526,916
Change in fair value of investments	(5,899,465)	339,313	(5,407,441)	(366,883)
	(265,805)	(1,447,935)	(1,120,971)	(2,584,475)
Net change in non-cash operating working capital items [note 15]	(753,741)	(522,373)	368,493	632,421
	(1,019,546)	(1,970,308)	(752,478)	(1,952,054)
Investing activities
Variation of inventories	-	2,046	-	(16,721)
Purchase of property and equipment [note 9]	(104,455)	(216,723)	(104,455)	(332,632)
Additions to intangible assets	(15,611)	(146,667)	(15,611)	(146,667)
Purchase of investments	(60,000)	-	(60,000)
Variation of deposits	5,785	4,490	(3,765)	10,749
	(174,281)	(356,854)	(183,831)	(485,271)
Financing activities
Repayment of R&D loans [note 12]	(214,000)	-	(214,000)	(247,200)
Repayment of convertible debentures	(4,500)	-	(358,500)	-
Repayment of lease liabilities	(33,654)	(53,225)	(68,272)	(105,719)
Repayment of promissory notes payables to the controlling shareholder and CEO	(295,000)	-	(295,000)	-
Proceeds from loans	-	329,200	-	329,200
Proceeds from convertible loans	-	-	903,000	-
Proceeds from issuance of shares – Private placement [note 14]	-	3,492,180	-	3,554,472
Proceeds from issuance of shares upon exercise of warrants	3,160,669	-	3,160,669	-
Proceeds from issuance of shares upon exercise of stock options	141,600	-	588,000	-
Shares purchased for cancellation	(964,391)	-	(964,391)	-
Share issue costs [note 14]	-	(88,995)	-	(88,995)
Interest paid	(168,536)	(200,675)	(281,851)	(356,241)
	1,622,188	3,528,603	2,469,655	3,290,712
Net increase (decrease) in cash	428,361	1,151,323	1,533,346	648,192
Cash - beginning of period	1,139,416	141,850	34,431	644,981
Cash - end of period	1,567,777	1,293,173	1,567,777	1,293,173

Supplemental cash flow disclosure
Non-cash transactions:
Purchase of property and equipment included in accounts payables	86,962	11,325	-	50,602
Purchase of intangibles assets included in accounts payables	168,527	35,362	-	35,362
Interest included in accounts payables		-	-	-

The accompanying notes form an integral part of the condensed interim financial statements

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

1. Nature of operations and going concern disclosure

(a) Nature of operations

PyroGenesis Canada Inc. (the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and systems. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Venture Exchange under the Symbol “PYR”. During 2015, the Company received approval to trade on the OTCQB in the USA under the symbol “PYRNF”.

(b) Going concern

These condensed interim financial statements have been prepared on the going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2. Basis of preparation

(a) Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2019.

These condensed interim financial statements were approved and authorized for issuance by the Board of Directors on July 28, 2020.

(b) Functional and presentation currency

These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Basis of measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the investments which are accounted for at fair value.

3. Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2019.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

4. Revenues

During the six months ended June 30, 2019, the Company’s revenues from long-term contracts and sales of goods are generated primarily from DROSRITE™ related sales of $1,794,336 (2019 - $Nil), PUREVAP™ related sales of $43,058 (2019 - $239,836), Torch related sales of $705,022 (2019 - $297,235), and the development and support related to systems supplied to the U.S. Military $61,039 (2019 - $455,427).

Refer to note 22 for sales by geographic area and by product line.

Transaction price allocated to remaining performance obligations

As at June 30, 2020, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $28,000,000. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

5. Accounts receivable

Details of accounts receivable were as follows:

	June 30, 2020	December 31, 2019
	$	$
1 – 30 days	209,903	71,423
31 – 60 days	-	9,483
61 – 90 days	69,757	17,753
Greater than 90 days	67,563	5,469
Total trade accounts receivable	347,223	104,128
Other receivables	19,946	106,412
	367,169	210,540

There is no allowance for expected credit losses recorded as at June 30, 2020 and December 31, 2019.

6. Costs and profits in excess of billings on uncompleted contracts and projects

As at June 30, 2020, the Company had seven uncompleted contracts and projects with total billings of $234,654 which were less than total costs incurred and had recognized cumulative revenue of $440,639 since those contracts and projects began. This compares with five contracts with total billings of $99,594 which were less than total costs incurred and had recognized cumulative revenue of $223,601 as at December 31, 2019.

Changes in costs and profits in excess of billings on uncompleted contracts during the three and the six months ended June 30, 2020 are explained by $7,984, and $29,194, recognized at the beginning of the year being transferred to accounts receivable, and by $46,064, and $112,200 resulting from changes in the measure of progress.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

7. Investment tax credits and government wage subsidy

As at June 30, 2020 investment tax credits receivable related to qualifying projects from the provincial government were $522,119 (2019 - $709,395). The Company also recorded during the six months ended June 30, 2020 an amount of $353,638 (2019 - $Nil) as a government subsidy receivable from Revenue Canada under the CEWS program.

8. Strategic investments

	June 30, 2020	December 31, 2019
	$	$
Beauce Gold Fields (“BGF”) shares – level 1	138,482	133,354
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	4,929,143	1,476,000
HPQ warrants – level 3	2,404,684	-
	7,472,309	1,609,354

Investments in HPQ (TSXV: HPQ) comprise 24,044,600 common shares (18,450,000 - 2019) and 23,344,600 warrants (17,750,000 - 2019). 1,500,000 warrants have an exercise price of $0.135 with an expiry date of November 21, 2020, 16,250,000 warrants have an exercise price of $0.155 with an expiry date of August 21, 2021, 1,200,000 warrants have an exercise price of $0.10 with an expiry date of April 28, 2023, and the remaining 4,394,600 warrants have an exercise price of $0.10 with an expiry date of May 25, 2023. The fair value of the warrants was estimated using the black-Sholes option pricing model.

Investment in BGF (TSXV: BGF) consists of 1,025,794 of common shares. The 1,025,794 common shares of BGF were received in December 2018 as dividend in kind from a spinoff of HPQ.

16,250,000 common shares of HPQ and 16,250,000 warrants of HPQ were purchased in cash ($1,950,000) in 2018. 2,500,000 common shares and 2,500,000 warrants were received in 2017 in lieu of payment of services rendered by the Company to HPQ. At the transaction dates, these non-monetary transactions were measured based on the fair value of the common shares and warrants received for a total amount of $320,000. 1,200,000 and 1,200,000 warrants of HPQ were purchased in cash ($60,000) in April 2020. 4,394,600 common shares of HPQ and 4,394,600 warrants of HPQ were received in May 2020 in lieu of payment of services rendered by the Company to HPQ. At the transaction dates, these non-monetary transactions were measured based on the fair value of the common shares and warrants received for a total amount of $395,414.

A gain from initial recognition of the warrants of $427,709 ($56,780 – 2019) has been deferred off balance sheet until realised.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

8. Strategic investments (continued)

	(“BGF”) shares – level 1		HPQ shares – level 1		(“HPQ”) Warrants - level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2018	1,025,794	102,579	21,350,000	1,281,000	18,750,000	310,537
Disposals	-	-	(2,900,000)	(261,000)	-	-
Expired warrants	-	-	-	-	(1,000,000)	-
Change in the fair value	-	30,775	-	456,000	-	(310,537)
Balance, December 31, 2019	1,025,794	133,354	18,450,000	1,476,000	17,750,000	-
Additions	-	-	5,594,600	455,414	5,594,600
Change in the fair value	-	5,128	-	2,997,729	-	2,404,684
Balance, June 30, 2020	1,025,794	138,482	24,044,600	4,929,143	23,344,600	2,404,684

9. Property and equipment

	Computer equipment	Machinery and equipment	Automobile	Leasehold improvements	Equipment under construction	Total
	$	$	$	$	$	$
Cost
Balance at December 31, 2018	549,864	1,621,899	21,912	904,512	2,168,136	5,266,323
Additions	21,654	-	-	9,539	922,917	954,110
Reclass to Equipment under construction	-	-	-	(749,045)	749,045	-
Reclass to right-of-use assets	(49,530)	-	-	-	-	(49,530)
Impairment	-	-	-	-	(2,168,136)	(2,168,136)
Balance at December 31, 2019	521,988	1,621,899	21,912	165,006	1,671,962	4,002,767
Additions	18,364	-	-	-	173,053	191,417
Balance at June 30, 2020	540,352	1,621,899	21,912	165,006	1,845,015	4,194,184

Accumulated depreciation
Balance at December 31, 2018	479,802	1,371,542	17,440	89,236	105,421	2,063,441
Depreciation	32,368	50,071	1,342	3,749	81,305	168,835
Reclass to right-of-use assets	(20,264)	-	-	-	-	(20,264)
Impairment	-	-	-	-	(186,726)	(186,726)
Balance at December 31, 2019	491,906	1,421,613	18,782	92,985	-	2,025,286
Depreciation	8,074	10,014	224	1,801	-	20,113
Balance at June 30, 2020	499,980	1,431,627	19,006	94,786	-	2,045,399

Carrying amounts
Balance at December 31, 2019	30,082	200,286	3,130	72,021	1,671,962	1,977,481
Balance at June 30, 2020	40,372	190,272	2,906	70,220	1,845,015	2,148,785

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

10. Accounts payable and accrued liabilities

	June 30, 2020	December 31, 2019
	$	$
Accounts payable	2,057,256	2,780,628
Accrued liabilities	1,921,658	1,866,822
Accounts payable to the controlling shareholder	137,484	214,470
Accounts payable to a trust beneficially owned by the controlling shareholder	-	51,234
	4,116,398	4,913,155

11. Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $6,562,406 (2019 - $4,612,082).

Payments to date received were $10,183,018 and $1,950,000 of deposits on contract in progress (2019 - $5,746,739 in cash and $1,950,000 of other assets).

Changes in billings in excess of costs and profits on uncompleted contracts during the three and six months ended June 30, 2020 are explained by $24,895 and $44,370 recognized as revenue, and an increase of $1,019,528 and $2,530,325 resulting from cash received excluding amounts recognized as revenue.

12. Term loans

	Other Term Loans¹	2019 SR&ED Tax Credit loan²	2018 SR&ED Tax Credit loan³	2017 SR& ED Tax Credit loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2018	-	-	-	247,200	247,200
Additions	115,200	247,500	214,000	-	576,700
Conversion option	(12,800)	-	-	-	(12,800)
Financing costs	-	(63,558)	(54,955)	-	(118,513)
Accretion	8,533	1,389	40,691	-	50,613
Repayment	-	-	-	(247,200)	(247,200)
Balance, December 31, 2019	110,933	185,331	199,736	-	496,000
Accretion	4,267	31,606	14,264	-	50,137
Repayment			(214,000)		(214,000)
Balance, June 30, 2020	115,200	216,937	-	-	332,137

1 maturing May 1, 2020 bearing interest rate of 8% per annum payable at the maturity date.

2 maturing December 23, 2020 bearing interest rate of 16.68% payable at the issuance.

3 maturing April 3, 2020 bearing interest rate of 16.68% payable at the issuance.

4 matured September 30, 2018 bearing interest rate of 18% (effective interest rate 23%), repaid February 2019.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

12. Term loans (continued)

On December 23, 2019, the Company entered into a SR&ED tax credit loan of $247,500 bearing interest at a rate of 16.68% and fees totaling $22,375 paid at the issuance of the loan. The loan was discounted using the effective interest method. The effective interest rate on the loan is 25.68%. The loan is secured by the 2019 investment tax credit receivable and is repayable on December 22, 2020.

The SR&ED tax credit loans are financing, in the form of loans, with respect to the Company’s scientific research and experimental development tax credits ("SR&ED Tax Credits"). The principal of the loans is subject to holdback to be disbursed upon reception of notice of assessment. The principal of the loans is subject to repayment at the earlier of (a) receipt of the SR&ED Tax Credits refund or (b) the maturity date.

The SR&ED Tax Credits loan agreement provides for automatic renewal of twelve months if loan is not paid at maturity. As at March 31, 2020, the amount available under the term loan financing agreement totals $247,500 (2019 – $461,500).

Pursuant to each financing, the Company granted the lender a security interest and movable hypothec on all of its assets excluding its intellectual property but including a first rank claim on the refundable portion of its SR&ED Tax Credits for the fiscal year ended December 31, 2019 of $434,474.

On May 1, 2019 the Company entered into loan agreements with unrelated individuals totaling $115,200 bearing interest at the annual rate of 8% payable at maturity, on May 1, 2020. The other term loans are unsecured and are convertible, at 10% discount, for a variable amount, of shares into any future private placement until maturity. The fair value of the debt instrument at inception was determined using the estimated cash flows discounted using a market rate of 20%. The residual amount of the non derivative liability of $12,800 associated with the conversion feature has been recorded in accounts payable and accrued liabilities.

The maturity of the other term loans was extended to July 13, 2020. An amount of $115,200 was paid to extinguish the other loan amounts.

13. Convertible debentures

	June 30, 2020	December 31, 2019
		$
2018 Convertible debenture	-	2,898,358
Convertible loan	816,569	-
	816,569	2,898,358
Current portion	816,569	2,898,358
Long-term portion	-	-

Convertible loan

On March 18, 2020, the Company closed a $903,000 non-brokered secured convertible loan at 12% per annum, with a trust whose beneficiary is the controlling shareholder and CEO of the Company. The Loan bears interest at the rate of 12% per annum, with interest payable in cash on a quarterly basis in arrears and matures September 17, 2021. The convertible loans may be converted before maturity, in whole at anytime or in part from time to time at a conversion price of $0.25 at the option of the lender. The is secured by a deed of hypothec charging on the universalities of movable assets.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

13. Convertible debentures (continued)

The Convertible loan is a compound financial instrument and the total proceeds of the issuance was allocated between a liability for the loan and an equity component for the conversion feature. The fair value of the debt liability component at inception was determined using estimated future cash flows discounted using a market interest rate of 20%. The effective interest rate of the liability component is 21.55%. The residual amount representing the value of the conversion option equity component was classified in the shareholders’ (Deficiency) Equity.

At the issuance date, the Convertible loan was recorded as follows:

$
Liability component	804,578
Conversion option recognized in equity, net of transaction cost of $47,338	98,422
Net proceeds	903,000

June 30, 2020
Total
$
Liability component at issuance	804,578
Effective interest accretion	11,991
Balance, end of period	816,569

On April 2, 2018, the Company completed a $3,000,000 non-brokered private placement of 9.5% secured convertible debentures (the “2018 Convertible Debenture”). The 2018 convertible debentures bear interest at the rate of 9.5% per annum, with interest payable in cash on a quarterly basis, and mature on March 29, 2020. Each Debenture is convertible into common shares of the Company at a conversion price of $0.80 per common share. The 2018 convertible debentures may be redeemed before maturity, in whole at anytime or in part from time to time at the option of the Company. In the event the Company elects to redeem the debentures before the maturity date, the Company shall be required to pay all interest that otherwise would have accrued on the debentures up to the maturity date. The 2018 convertible debentures are secured by a hypothec on the universality of all of the property, rights and assets of the Company, present and future, movable and immovable, corporeal and incorporeal.

The 2018 Convertible Debenture is a compound financial instrument and the total proceeds of the issuance was allocated between a liability for the debenture and an equity component for the conversion feature. The fair value of the debt liability component at inception was determined using estimated future cash flows discounted using a market interest rate of 20%. The residual amount representing the value of the conversion option equity component was classified in the shareholders’ (Deficiency) Equity.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

13. Convertible debentures (continued)

Convertible debenture

In connection with the convertible debenture, the Company paid finder fees in the amount of $180,000 to the agent. Total transaction costs amount to $315,702 and have been allocated between the liability and equity components. The effective interest rate of the liability component is 20.23%.

At the issuance date, the 2018 Convertible Debenture was recorded as follows:

$
Debt component, net of transactions cost of $268,364	2,282,538
Conversion option recognized in equity, net of transaction cost of $47,338	401,760
Net proceeds	2,684,298

On March 30, 2020, the Company reached an agreement to extend the maturity date of its $3,000,000 convertible debenture to June 30, 2020, from the original maturity date of March 29, 2020. Under the terms of the agreement, the Company redeemed $300,000 (representing 10% of the principal amount), paid a onetime accommodation fee of $54,000, and is no longer subject to any prepayment penalties going forward. The conversion features have not changed. The gain in the amount of $59,037 resulting from the revised amortised cost of the convertible debenture was recognised in loss presented against the accretion expense.

	June 30, 2020	December 31, 2019
	Total
	$	$
Balance, beginning of period	2,898,358	2,527,241
Effective interest accretion	214,679	371,117
	3,113,037	2,898,358
Finance fees	(54,000)	-
Gain on refinancing	(59,037)	-
Repayment of 2018 Convertible Debenture in cash	(304,500)	-
Conversion into common shares	(2,695,000)	-
Balance, end of period	-	2,898,358

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

14. Shareholders’ deficiency

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of Class A common shares without par value.

Issuance of shares

The following table sets out the activity in stock options during the three months ended June 30, 2020:

	Number of options	Weighted average exercise price
		$
Balance – December 31, 2019	8,438,000	0.37
Granted	100,000	0.45
Exercised	1,728,000	0.30
Balance, June 30, 2020	6,810,000	0.31

As at June 30, 2020, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock options June 30, 2020	Exercise price per option (1)	Expiry date
		$
September 25, 2016	3,000,000	0.18	Sep 25, 2021
October 25, 2016	100,000	0.19	Oct 25, 2021
November 3, 2017	2,480,000	0.58	Nov 3, 2022
February 9, 2018	80,000	0.60	Feb 9, 2023
May 10, 2018	250,000	0.52	May 10, 2023
July 3, 2018	300,000	0.51	July 3, 2023
October 29, 2018	100,000	0.52	Oct 29, 2023
September 29, 2019	400,000	0.51	Sep 29, 2024
January 2, 2020	100,000	0.45	Jan 02, 2025

	6,810,000	0.31

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

14. Shareholders’ deficiency (continued)

On January 2, 2020, the Company granted 100,000 stock options to a director of the Company. The stock options have an exercise price of $0.45 per common share, 100% vested at grant date and are exercisable over a period of 5 years. The fair value of the stock options was estimated by applying the Black-Sholes option pricing model using the following assumptions:

Date of grant
Number of options granted	100,000
Exercise price ($)	0.45
Fair value of each option under the Black Scholes pricing model ($)	0.34
Assumptions under the Black Scholes model:
Fair value of the market share ($)	0.18793
Risk free interest rate (%)	1.613474
Expected volatility (%)	46
Expected dividend yield	-
Expected life (number of months)	60
Forfeiture rate (%)	-

Share purchase warrants

The following table reflects the activity in warrants for the six months ended June 30, 2020 and the number of issued and outstanding share purchase warrants at December 31, 2019:

	Number of warrants December 31, 2019	Issued	Exercised	Expired	Number of warrants June 30, 2020	Price per warrant	Expiry date
						$
Issuance of units – April 19, 2018	3,108,333	-	-	3,108,333	-	0.85	Apr 19, 2020
Issuance of broker warrants – April 19, 2018	74,000	-	-	74,000	-	0.85	Apr 19, 2020
Issuance of units – April 20, 2018	3,385,715	-	-	3,385,715	-	0.85	Apr 20, 2020
Issuance of units – September 28, 2018	3,448,276	-	-	-	3,448,276	0.58	Jan 28, 2021
Issuance of units – October 19, 2018	1,500,750	-	981,800	-	518,950	0.58	Feb 13, 2021
Issuance of units – December 17, 2018	2,244,367	-	350,000	-	1,894,367	0.85	Dec 18, 2020
Issuance of units – May 15, 2019	2,996,500	-	1,164,000	-	1,832,500	0.85	May 15, 2021
Issuance of units – May 24, 2019	2,024,500	-	734,500	-	1,290,000	0.85	May 24, 2021
Issuance of units – June 19, 2019	1,000,000	-	500,000	-	500,000	0.85	Jun 19, 2021
Issuance of units – October 25, 2019	225,000	-	-	-	225,000	0.75	Oct 25, 2021
	20,007,441		3,730,300	6,568,048	9,709,093	0.78

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

15. Supplemental disclosure of cash flow information

Net changes in non-cash components of operating working capital

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Decrease (increase) in:
Accounts receivable	(424,342)	27,311	(552,142)	112,171
Inventory	(9,245)	-	(9,245)	-
Costs and profits in excess of billings on uncompleted contracts	(38,080)	42,306	(83,005)	183,825
Investment tax credits receivable	(96,049)	(79,690)	(166,362)	210,842
Deposits	(4,701)	(119,178)	(305,795)	-
Prepaid expenses	24,950	(94,015)	51,331	(123,219)

Increase (decrease) in:
Accounts payable and accrued liabilities	(1,200,907)	48,556	(1,052,244)	99,869
Billings in excess of costs and profits on uncompleted contracts	994,633	(347,663)	2,485,955	148,933
	(753,741)	(522,373)	2,485,955	632,421

16. Other information

Cost of sales and services for the three and six months ended June 30, 2020 was $861,862 and $1,313,356 (2019 - $728,420 and $1,388,191). Included in cost of sales and services was the amortization of intangible assets expense for the three and six months ended June 30, 2020 of $6,813 and $13,626 (2019 - $4,779 and $9,558).

Selling, general and administrative costs for the three and six months ended June 30, 2020 was $1,664,976 and $2,941,567 (2019 - $1,611,363 and $2,925,882). Included in selling, general and administrative costs was depreciation on property and equipment which for the three and six months ended June 30, 2020 of $10,057 and $20,113 (2019 $49,984 and $100,843) and depreciation of right of use assets of $88,205 and $177,570 (2019 -$109,376 and $215,338).

Employee benefits totaled $1,245,974 and $2,738,007 for the three and the six months ended June 30, 2020 (2019 - $1,526,147 and $2,991,781) and include share-based compensation of $23,638 and $94,504 (2019 - $27,584 and $62,068).

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

16. Other information (continued)

The Company has been awarded various grants during the three and the six months periods, which were recognized when they became receivable. The grants, received in these periods, are unconditional and amounted to $102,797 and $321,433 respectively (2019 - $72,677 and $204,691).

17. Net finance costs

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Finance costs
Interest and fees on convertible debentures	68,832		143.952
Interest accretion of convertible debentures	123,538	170,574	167,633	340,715
Interest on term loans	15,944	13,116	50,909	13,116
Interest on lease liabilities	62,689	72,247	125,924	145,471
Interest accretion on promissory notes	4,401	-	18,859	-
Interest accretion of term loans	-	10,499	-	18,631
Other interest expenses	1,524	8,983	2,388	8,983
Net finance costs	276,628	275,419	509,665	160,033

18. Earnings (loss) per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding as at June 30, 2020:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Weighted daily average of Common shares	144,354,683	134,708,332	143,319,985	134,755,149
Dilutive effect of stock options	3,092,134	-	2,367,903	-
Dilutive effect of warrants	3,934,847	-	957,718	-
Dilutive effect of convertible debentures	899,823	-	607,34	-
Weighted average number of diluted shares	152,281,488	134,708,332	147,252,951	134,755,149
Number of anti-diluted stock options, warrants, convertible debentures and convertible loans excluded from fully diluted earnings per share calculation	9,451,867	37,713,101	9,226,867	37,713,101

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

19. Related party transactions

During the three and the six months ended June 30, 2020, the Company concluded the following transactions with related parties:

The Company entered into a lease agreement for rent of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. As at June 30, 2020 the carrying amount of the right-of-use asset and lease liabilities are $1,099,881 and $1,149,828, respectively.

An amount including rent and property taxes of $68,687 and $136,733 were paid to a trust whose beneficiary is the controlling shareholder and CEO ($66,740 and $133,102 were charged in 2019). A balance due of $Nil (2019 - $Nil) is included in accounts payable at June 30, 2020.

An amount of $115,581 was paid as a deposit for rent to a trust whose beneficiary is the controlling shareholder and CEO of the Company (December 31, 2019 – $Nil), of this amount $45,257 is included in deposits.

A balance due to the controlling shareholder and CEO of the Company amounted to $137,484 (December 31, 2019 - $214,470) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at June 30, 2020.

As at June 30, 2020, an amount of $4,413 (December 31, 2019 - $7,427), of interest payable and an accretion amount of $14,458 (December 31, 2019 - $12,946), were accrued on the loan of $295,000 from the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities

As at June 30, 2020, an amount of $30,960 (December 31, 2019 - $Nil), of interest payable and an accretion amount of $42,951 (December 31, 2019 - $Nil), were accrued on a convertible loan of $903,000 from a trust whose beneficiary is the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

19. Related party transactions (continued)

The key management personnel of the Company are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
			$	$
Salaries –officers	117,648	102,000	380,318	204,000
Pension contributions	3,097	2,040	5,866	4,080
Fees – Board of Directors	-	24,000	44,000	46,000
Share – based compensation – officers	63,177	-	65,299	-
Share – based compensation - Board of Directors	(43,448)	-	18,793	-
Other benefits – officers	223,466	2,486	237,853	6,521
Total compensation	372,940	130,526	752,129	260,601

A balance of $64,139 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at June 30, 2019 (December 31, 2019 - $130,604).

20. Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at June 30, 2020 the following items are denominated in US dollars:

	June 30, 2020 CDN	December 31, 2019 CDN
	$	$
Cash	422,625	74,749
Accounts receivable	138,266	28,704
Accounts payable and accrued liabilities	(636,165)	(403,273)
Total	(75,274)	(299,820)

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

20. Financial instruments (continued)

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At June 30, 2020, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss for the year ended June 30, 2020 would have been $(75,000) (December 31, 2019 – $(29,000)).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at June 30, 2020 represents the carrying amount of cash, accounts receivable and deposits.

Credit concentration

During the three and the six months ended June 30, 2020, two customers accounted for 62%, 30% and 63%, 22% respectively of revenues from operations.

	Three months ended June 30, 2020		Six months ended June 30, 2020
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	1,319,904	62%	1,794,336	63%
Customer 2	638,887	30%	638,887	22%
Total	1,958,791	92%	2,433,223	85%

Four customers accounted for 74% (December 31, 2019 – three customers for 93%) of trade accounts receivable with amounts owing to the Company of $264,722 (2019 - $96,874), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. The Company manages its credit risk by performing credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not generally require collateral or other security from customers on accounts receivable.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

20. Financial instruments (continued)

Fair value of financial instruments

Financial instruments are comprised of cash, accounts receivable, investments, deposits, accounts payable and accrued liabilities, term loans, long-term debt and convertible debentures. There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 —	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3 —	inputs for the asset or liability that are not based on observable market data.

Investments in HPQ shares are valued at quoted market prices and are classified as Level 1.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

Investments in BGF shares are valued based on a valuation technique that estimates a business' value based on a recent round of financing and are classified as Level 1.

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and term loans approximate their carrying amounts due to their short-term maturities.

The fair value of the long-term debt and of the 2018 Convertible Debenture approximates their carrying amounts due to their recent issuance.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on the term loans and convertible debentures as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 15% as at June 30, 2019, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $1,111,000 (December 31, 2019 - $241,000).

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

20. Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity and / or debt issuances and to generate positive cash flows from operations (see note 1 (b)). The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The following table summarizes the contractual maturities of financial liabilities as at June 30, 2020:

	Carrying value	Total Contractual amount	6 months or less	7 to 12 months	1 to 3 years
	$	$	$	$
Accounts payable and accrued liabilities	4,116,398	4,116,398	4,116,398	-	-
Term loans	332,137	362,700	362,700	-	-
Convertible debentures	816,569	1,007,117	42,893	42,893	921,331
	5,265,107	5,486,218	4,521,994	42,893	921,331

21. Contingent liabilities

The Company is currently a party to various legal proceedings and a tax authorities’ review. If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

22. Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The management of capital includes common shares, warrants reserve, contributed surplus and equity portion of convertible debentures for a total amount of $60,365,458 (December 31, 2019 - $54,154,733) and debt of $1,148,706, (December 31, 2019 - $3,679,323). The Company monitors its working capital in order to meet its financial obligations. As at June 30, 2019, the Company’s working capital deficiency was $7,954,486, (December 31, 2019 – deficiency of $10,492,101).

There were no changes in the Company’s approach during the six months ended June 30, 2019.

23. Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors.

The Company’s head office is located in Montreal, Quebec. The operation of the Company is located in one geographic area: Canada. The following is a summary of the Company’s geographic information:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue from external customers
Canada	687,748	886,195	808,980	1,663,313
United States	1,357,072	321,191	1,865,217	1,038,506
Europe	377	-	1,339	-
Mexico	33,675	188,187	33,675	745,814
Asia	25,441	25,779	26,065	34,321
South America	24,141		112,086	-
	2,128,454	1,421,352	2,847,362	3,481,954

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended June 30, 2020 and 2019

(unaudited)

23. Segment information (continued)

The following is a summary of the Company’s revenue by product line:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Sales of goods under long-term contracts	1,536,877	1,380,695	2,174,828	3,377,341
Sales of goods in point of time	570,302	14,033	630,297	40,886
Other revenues	21,275	26,623	42,237	63,726
	2,128,454	1,421,352	2,847,362	3,481,954

24. Subsequent events

The global pandemic due to the novel coronavirus (COVID-19) is a situation that is constantly evolving, and the measures put in place are having multiple impacts on provincial, national and global economies. The overall effect of these events on the Company and its operations is too uncertain to be estimated at this time. The impacts will be accounted for when they are known and may be assessed.

The Company received under the exclusivity contract with DROSRITE International approximately US$3,000,000 between July 13, 2020 and July 28, 2020.

On July 13, 2020, the Company paid an amount of $115,200 to extinguish the other term loans.

In July 2020, the Company issued 100,000 common shares upon the exercise of 100,000 stock options with an exercise price of $0.19.

In July 2020, the Company issued 962,000 common shares upon the exercise of 962,000 share purchase warrants for total proceeds of $763,816.